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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       AMENDMENT NO. 1 TO SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              SCPIE HOLDINGS INC.
                 (Name Of Issuer and Person Filing Statement)

                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                        (Title of Class of Securities)

                                   C-78402P
                     (CUSIP Number of Class of Securities)

                                 DONALD J. ZUK
                              SCPIE HOLDINGS INC.
                            1888 CENTURY PARK EAST
                         LOS ANGELES, CALIFORNIA 90067
                                (310) 551-5900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                   Copy to:

                              DAVID A. HAHN, ESQ.
                               LATHAM & WATKINS
                           701 B STREET, SUITE 2100
                       SAN DIEGO, CALIFORNIA 92101-8197
                                (619) 236-1234

                               OCTOBER 14, 1999
         (Date Tender Offer First Published, Sent or Given to Security
                                   Holders)

                           CALCULATION OF FILING FEE

        TRANSACTION VALUATION*                   AMOUNT OF FILING FEE

              $75,000,000                               $15,000

* For the purpose of calculating the filing fee only, this amount is based on the purchase of 2,000,000 shares of Common Stock at the maximum tender offer price of $37.50 per share.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:   $15,000              Filing party: SCPIE Holdings Inc.
Form or Registration No.: Schedule 13E-4       Date Filed:   October 14, 1999
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         This Amendment No. 1 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Schedule 13E-4"), dated October 14, 1999, filed by SCPIE Holdings Inc., a Delaware corporation (the "Company"), relating to the offer by the Company to purchase up to 2,000,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, par value $0.0001 per share (including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of May 13, 1997, as amended as of October 19, 1998 and August 4, 1999, between the Company and ChaseMellon Shareholder Services, L.L.C., as the Rights Agent), at prices not in excess of $37.50 nor less than $34.25 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 14, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), copies of which are attached as Exhibit (a)(1) and (a)(2) to the Statement. Capitalized terms defined in the Statement and not otherwise defined herein shall have the meanings specified in the Statement.

ITEM 7.  FINANCIAL INFORMATION.

         Item 7(a) of Schedule 13E-4 is hereby deleted and replaced in its entirety with the following:

         "The information set forth in Section 9 of the Offer to Purchase, Exhibit (g)(1) hereto, Exhibit (g)(2) hereto and Exhibit (g)(3) hereto is incorporated herein by reference."

ITEM 8.  ADDITIONAL INFORMATION.

         Item 8(e) of the Schedule 13E-4 is hereby supplemented and amended by adding the following:

         On November 3, 1999, the Company issued a press release with respect to the declaration of a regular quarterly dividend payable to holders of the Shares as of December 14, 1999. A copy of the press release is attached hereto as Exhibit (a)(10). On November 4, 1999, the Company issued a press release with respect to its third quarter results. A copy of the press release is attached hereto as Exhibit (a)(11). On November 4, 1999, the Company filed its Quarterly Report on Form 10-Q with the Commission. Portions of the Quarterly Report on Form 10-Q are incorporated herein by reference as Exhibit (g)(3).

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby amended by the addition of the following Exhibits:

         (a)(10) Press Release dated November 3, 1999.
         (a)(11) Press Release dated November 4, 1999.
         (g)(3) Pages 2 through 6, inclusive, of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999 (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the Commission on November 4, 1999).

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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 1999                   SCPIE Holdings Inc.


                                          By: /s/  Donald J. Zuk
                                          Name:  Donald J. Zuk
                                          Title: President and Chief
                                                   Executive Officer

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                                 EXHIBIT INDEX

EXHIBIT
NUMBER       DESCRIPTION
------       -----------

(a)(10)      Press Release dated November 3, 1999.
(a)(11)      Press Release dated November 4, 1999.
(g)(3) Pages 2 through 6, inclusive, of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999 (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the Commission on November 4, 1999).

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